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                                                                  EXHIBIT 10.2.1

                         [LETTERHEAD OF ROPES & GRAY]


                               December 7, 1995


Vedder, Price, Kaufman & Kammholz
222 North LaSalle Street
Chicago, IL 60601

Ladies and Gentlemen:

     We are furnishing this opinion in connection with the proposed offer and sale from time to time by the Oberweis Micro-Cap Portfolio, a series (the "Series") of The Oberweis Emerging Growth Fund (the "Trust"), of an indefinite number of shares of beneficial interest, without par value (the "Shares"), pursuant to the Trust's Registration Statement on Form N-1A under the Securities Act of 1933, as amended.

     We are familiar with the action taken by the Trustees of the Trust to authorize the issuance of the Shares. We have examined the Trust's records of Trustee action, its By-Laws and its Agreement and Declaration of Trust, as amended to date. We have examined such other documents as we deem necessary for the purposes of this opinion.

     We assume that, upon sale of the Shares, the Trust will receive the net asset value thereof and that appropriate action has been or will be taken to register or qualify the sale of the Shares under any applicable state and federal laws regulating sales and offerings of securities.

     Based upon the foregoing, we are of the opinion that:

     1. The Trust is a legally organized and validly existing unincorporated voluntary association under the laws of The Commonwealth of Massachusetts which, unless terminated as provided in its Agreement and Declaration of Trust, shall continue in existence without limitation of time.
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ROPES & GRAY

Vedder, Price, Kaufman & Kammholz        -2-                    December 7, 1995




     2. The Trust is authorized to issue an unlimited number of Shares, and that, when the Shares are issued and sold after the Registration Statement has been declared effective and the authorized consideration therefor is received by the Trust, they will be validly issued, fully paid and nonassessable by the Trust.

     The Trust is an entity of the type commonly known as a "Massachusetts business trust". Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust or any series of the Trust (a "Series"). However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust or any Series and requires that notice of such disclaimer be given in every note, bond, contract, instrument, certificate or other undertaking issued by or on behalf of the Trust. The Agreement and Declaration of Trust provides for indemnification out of property of the Trust or a particular Series for all loss and expense of any shareholder held personally liable for the obligations of the Trust or that particular Series. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust or the particular Series itself would be unable to meet its obligations.

     We consent to the filing of this opinion as an exhibit to the aforesaid Registration Statement.

                                       Very truly yours,



                                       /s/ Ropes & Gray
                                       Ropes & Gray